UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29860
SKYEPHARMA PLC

(Exact name of registrant as specified in its charter)

105 Piccadilly, London W1J 7NJ, United Kingdom +44 207 491 1777

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Ordinary Shares of 10 pence each (“Ordinary Shares”) represented by
American Depositary Shares (“ADSs”), each ADS representing the right to receive ten (10) Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) [X] (for equity securities) Rule 12h-6(c) [_] (for debt securities)	Rule 12h-6(d) [_] (for successor registrants) Rule 12h-6(i) [_] (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

          SkyePharma PLC (“SkyePharma”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on July 8, 1998, the date on which its Ordinary Shares represented by ADSs were first quoted on the predecessor to the NASDAQ Stock Market (“NASDAQ”).

          During the 12-month period preceding the filing of this Form 15F, SkyePharma has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2005.

Item 2.  Recent United States Market Activity

          SkyePharma’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) in 1999 pursuant to a Registration Statement on Form F-4 (File No. 333-10004) filed on February 12, 1999.

          SkyePharma registered securities under two registration statements on Form S-8 (Registration Nos. 333-10006 and 333-14232). Prior to filing this Form 15F, SkyePharma filed post-effective amendments to terminate the registration of unsold securities under those registration statements.

Item 3.  Foreign Listing and Primary Trading Market

          The primary trading market for SkyePharma’s Ordinary Shares is the London Stock Exchange (“LSE”) in the United Kingdom. SkyePharma’s Ordinary Shares were admitted to the Official List of the LSE on May 3, 1996, and SkyePharma has since maintained its listing on the LSE, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

          During the 12-month period from May 1, 2006 through April 30, 2007, the average daily trading volume (“ADTV”) of SkyePharma’s Ordinary Shares on the LSE represented 84.65% of the ADTV on a worldwide basis.

Item 4.  Comparative Trading Volume Data

          The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are May 1, 2006 and April 30, 2007, respectively.

          During the 12-month period from May 1, 2006 through April 30, 2007, the ADTV of the Ordinary Shares, including those represented by ADRs and ADSs, in the United States was 182,257, representing 3.73% of the ADTV on a worldwide basis (4,891,559) during the same period.

          SkyePharma de-listed its Ordinary Shares represented by ADSs from NASDAQ on May 24, 2007. For the preceding 12-month period from May 24, 2006 through May 23, 2007, the ADTV of the Ordinary Shares, including those represented by ADRs and ADSs, in the United States represented 3.82% of the ADTV on a worldwide basis during the same period.

          SkyePharma has not terminated a sponsored American depositary receipt facility.

          The sources of the trading volume information used for determining that SkyePharma meets the requirements of Rule 12h-6 under the Exchange Act were Bloomberg data screens. The Bloomberg data screens for trading in the United States include data relating to both on-exchange and over-the-counter trading in the United States. The Bloomberg data screens for trading outside of the United States do not include over-the-counter trading. Accordingly, all United States ADTV figures include both on-exchange and over-the-counter trading, while LSE and worldwide ADTV figures include only on-exchange trading.

Item 5.  Alternative Record Holder Information

          Not applicable

Item 6.  Debt Securities

          Not applicable

Item 7.  Notice Requirement

          On May 4, 2007, SkyePharma issued a press release through the LSE’s Regulatory News Service, announcing its intent to terminate its reporting obligations under the Exchange Act. This press release was circulated by major financial news wire services in the United States.

          A copy of the press release was submitted to the SEC under cover of a Form 6-K on May 4, 2007.

Item 8.  Prior Form 15 Filers

          Not applicable

PART II

Item 9.  Rule 12g3-2(b) Exemption

          SkyePharma will publish the information required under Rule 12g3-2(b)(1)(iii) on its website (www.skyepharma.com).

PART III

Item 10.  Exhibits

          Not applicable

Item 11.  Undertakings

          The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period used for the purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

          Pursuant to the requirements of the Securities Exchange Act of 1934, SkyePharma PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SkyePharma PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SkyePharma PLC (Registrant)

June 4, 2007 (Date)	/s/ Frank Condella Name: Frank Condella Title: Chief Executive Officer